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                                                             EXHIBIT (A)(1)(VII)


                        [Letterhead of AMREP Corporation]

                                                  May 4, 2000

Dear Shareholder:

        Enclosed is a copy of AMREP Corporation's Offer to Purchase 725,000 shares of its common stock ("Shares") or such lesser number as are properly tendered, subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The price paid will be determined by AMREP and will be not be greater than $7.00 nor less than $5.25 per Share. As set forth in the Offer to Purchase, you can select the price (within the $7.00 to $5.25 price range) at which you are willing to sell your Shares. Based upon the number of shares tendered and the prices specified by the tendering shareholders, and subject to the terms of the offer, the Company will determine a single per share price within that price range that will allow the Company to purchase 725,000 shares or such lesser number of shares as are properly tendered. AMREP will pay that price for all Shares tendered at or below that price and purchased pursuant to the Offer to Purchase. You may tender all or only a portion of your Shares.

        THE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 6, 2000, UNLESS EXTENDED.

        If, after reviewing the information set forth in the Offer to Purchase, you wish to tender Shares for purchase by AMREP, please contact your broker, dealer, commercial bank, trust company or other nominee to effect the tender for you; or, if you have the certificates for your Shares and they are in your name, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal. Tendering shareholders will not be obligated to pay brokerage commissions or, subject to Instruction 7 of the Letter of Transmittal, transfer taxes, on the purchase of Shares by AMREP; however, a broker, dealer or other person may charge a fee for processing the transactions on behalf of shareholders. Shareholders are not required to pay a service charge to AMREP or to The Bank of New York, the Depositary, in connection with their tender of Shares.

        Neither AMREP nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult his or her broker, investment advisor or tax advisor before deciding to tender any Shares. The Company has been informed by its directors and executive officers that none of them will tender shares.

        Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or advisor, or to call D.F. King & Co., Inc., the Information Agent, toll free at (800) 431-9629.

                                        Yours truly,


                                        /s/ Edward B. Cloues, II
                                        ----------------------------------------
                                        Edward B. Cloues, II
                                        Chairman